UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 6)

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TESARO, Inc.

(Name of Subject Company)

TESARO, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

881569107

(CUSIP Number of Common Stock)

Leon O. Moulder, Jr.

Chief Executive Officer

TESARO, Inc.

1000 Winter Street

Waltham, Massachusetts 02451

(339) 970-0900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Asher M. Rubin	Christopher D. Comeau
William I. Intner	Paul M. Kinsella
Hogan Lovells US LLP	Ropes & Gray LLP
100 International Drive, Suite 2000	Prudential Tower
Baltimore, Maryland 21202	800 Boylston Street
(410) 659-2700	Boston, Massachusetts 02199
(617) 951-7000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by TESARO, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on December 14, 2018 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Adriatic Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a limited liability company organized under the laws of Delaware (“GSK LLC”), which is an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales, to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $75.00 per Share, net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 14, 2018, and in the related Letter of Transmittal, dated December 14, 2018, each of which is attached to the Tender Offer Statement on Schedule TO, dated December 14, 2018, as Exhibits (a)(1)(a) and (a)(1)(b), respectively, and may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below. This Amendment should be read together with the Schedule 14D-9.

Item 3.                   Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following text is substituted for the first paragraph under the subheading “Employment Agreements and Retention Arrangements Through and Following the Merger” in Item 3 on p. 10 of the Schedule 14D-9.

GSK LLC has entered into retention agreements with each of Drs. Hedley and Huber and Mr. Bogle that, in each case, provide for a payment equal to the sum of:  (i) 12 months of each executive’s base salary in effect for 2018, and (ii) 100% of the executive’s annual target bonus on each of the first and, other than in the case of Mr. Bogle, second anniversaries of the Effective Time, contingent upon the executives’ continued employment with the Surviving Corporation through each applicable payment date.  Additionally, GSK LLC anticipates entering into a retention agreement with Mr. Orlando Oliveira with terms substantially similar to those with Drs. Hedley and Huber and Mr. Bogle.

The retention payments will also be made in the event of a termination of the executives’ employment by the Surviving Corporation without “cause” prior to the applicable payment date or, in the cases of Drs. Hedley and Huber, the Company’s decision not to renew the employment term beyond the first or second anniversary of the Effective Time.  In the case of Mr. Bogle, a termination by him following the occurrence of a material breach by the Company or GSK LLC of any payment or other material term of his retention agreement, his current employment agreement or any other material agreement between him and the Company and/or GSK LLC (a “Modified Good Reason Event”), will also entitle him to his retention payments, provided that a written notice to the Company and/or GSK LLC was provided within thirty (30) days after the occurrence of the event giving rise to a Modified Good Reason Event, and the Company and/or GSK LLC failed to cure such event in all material respects within thirty (30) days following receipt of the notice (the “Modified Good Reason Event Requirement”).  In the case of Dr. Hedley, a termination by her following the occurrence of a Modified Good Reason Event will entitle her to a portion of her retention payments, to the extent not previously paid, prorated for her actual period of service through the date of termination, provided that she satisfies the Modified Good Reason Event Requirement.

Dr. Hedley will also be entitled to a transaction bonus payable on the six-month anniversary of the Effective Time, contingent upon:  (A) Dr. Hedley’s continued employment with the Surviving Corporation through the six-month anniversary of the Effective Time or (B) the prior termination of her employment by the Surviving Corporation without “cause”.  In the event that Dr. Hedley terminates her employment following the occurrence of a Modified Good Reason Event, she will be entitled to her transaction bonus, to the extent not previously paid, provided that she satisfies the Modified Good Reason Event Requirement.  The aggregate amount of each executive’s retention payments and Dr. Hedley’s transaction bonus are set forth in the table below.

In connection with their acceptance of the retention package, the executives have agreed to continue to abide by the restrictive covenants contained in their current employment agreements and to waive any right to trigger severance on account of “Good Reason” (as defined in their current employment agreements) on account of changes to their duties and responsibilities that occur as a result of the consummation of the transactions contemplated by the Merger Agreement.  If Dr. Huber chooses not to continue employment beyond the first or second anniversary of the Effective Time, he will be entitled to resign and receive severance, at the levels provided in his current employment agreement. Mr. Bogle will be entitled to receive severance, at the level provided in his current employment agreement, upon the 60th day following December 31, 2019, provided that he remains employed through December 31, 2019. The retention, transaction bonus and severance amounts for Drs. Hedley, Huber and Mr. Bogle are listed below.

Name of Executive Officer	Retention Package	Transaction Bonus Payment	Severance Payments	Total Retention Package

Mary Lynne Hedley, Ph.D.	$2,079,000	$1,400,000	—	$3,479,000
Grant C. Bogle	$660,000	—	$796,250	$1,456,250
Martin H. Huber, M.D.	$1,500,000	—	$906,500	$2,406,500

The foregoing description of the retention agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the retention agreements, which are attached as Exhibits (e)(29), (e)(30) and (e)(31) to this Schedule 14D-9 and are incorporated herein by reference.

Item 8.                   Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following sentence is substituted for the last sentence at the end of footnote (1) under the subheading “Golden Parachute Compensation” in Item 8 on p. 47 of the Schedule 14D-9.

“The amounts provided above do not take into account the 2019 base salary increases described above, which took effect January 1, 2019, or the amounts payable pursuant to the retention arrangements entered into in January 2019, which are described above.”

The following paragraph is added as a new paragraph after the last paragraph under the subheading “Foreign Regulatory Filings—Germany” in Item 8 on p. 54 of the Schedule 14D-9.

“On January 16, 2019, the FCO issued a clearance decision with respect to the Offer and the Merger.  Accordingly, the portion of the conditions of the Offer relating to approval by the FCO of the Transactions has been satisfied.”

The following paragraph is added as a new paragraph after the last paragraph under the subheading “Foreign Regulatory Filings—Austria” in Item 8 on p. 55 of the Schedule 14D-9.

“On January 16, 2019, the FCA provided a (declaratory) confirmation of clearance with respect to the Offer and the Merger.  Accordingly, the portion of the conditions of the Offer relating to approval by the FCA of the Transactions has been satisfied.”

Item 9.                   Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description

(a)(5)(F)

Employee communication titled “Equity Considerations in Connection with GlaxoSmithKline Transaction” first emailed to the Company’s employees on January 17, 2019 and posted to the Company’s internal website.

(e)(29)	Retention Letter by and between GSK LLC and Mr. Grant Bogle, dated as of January 16, 2019 (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(e)(30)	Retention Letter by and between GSK LLC and Dr. Mary Lynne Hedley, Ph.D., dated as of January 16, 2019 (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

(e)(31)	Retention Letter by and between GSK LLC and Dr. Martin Huber, M.D., dated as of January 16, 2019 (incorporated by reference to Exhibit (d)(10) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2019	TESARO, Inc.

	By:	/s/ Leon O. Moulder, Jr.
Name: Leon O. Moulder, Jr.
Title: Chief Executive Officer